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                             December 1, 2023

       Lorenzo Dominique Berho Carranza
       Chief Executive Officer
       Vesta Real Estate Corporation, S.A.B. de C.V.
       Paseo de los Tamarindos No. 90
       Lomas
       Cuajimalpa, C.P. 05210
       Mexico City
       United Mexican States

                                                        Re: Vesta Real Estate
Corporation, S.A.B. de C.V.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
28, 2023
                                                            CIK No. 0001969373

       Dear Lorenzo Dominique Berho Carranza:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Drew Glover